Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

August 16, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
Lisa Etheredge
Robert Littlepage

Re:	ForgeRock, Inc.
Draft Registration Statement on Form S-1
Response Letter Submitted July 30, 2021
CIK No. 0001543916

Ladies and Gentlemen:

On behalf of our client, ForgeRock, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 13, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on July 1, 2021 (the “Draft Registration Statement”) and the letter we submitted on July 30, 2021 in response to the comment from the Staff contained its letter dated July 15, 2021. We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 1, 2021.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. All page references appearing in the heading and Staff comment below correspond to the Draft Registration Statement submitted on July 1, 2021, and all other page references herein correspond to the page of the Revised Registration Statement.

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

U.S. Securities and Exchange Commission

August 16, 2021

Correspondence dated July 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 83

1.

We note your response to prior comment 1 and your plan to revise the name of your metric to Annualized Recurring Revenue. Since your ARR metric is calculated based upon annualized contract value and not actual GAAP revenue, please also further revise your disclosure to more fully describe the differences between how ARR is calculated compared to how revenue is calculated in accordance with GAAP (particularly for term licenses). Alternatively, please revise your metric to remove the reference to recurring revenue. For example, you could consider a title such as Annualized Renewal Run-Rate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 86 of the Revised Registration Statement to address the Staff’s comment.

*****

U.S. Securities and Exchange Commission

August 16, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Fran Rosch, ForgeRock, Inc.

John Fernandez, ForgeRock, Inc.

Sam Fleischmann, ForgeRock, Inc.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP